Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Swift Transportation Company:
We consent to the incorporation by reference in the registration statements Nos. 333‑171796 and 333-181201 on Form S‑8 of Swift Transportation Company of our reports dated February 28, 2014, with respect to the consolidated balance sheets of Swift Transportation Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of Swift Transportation Company.
/s/ KPMG LLP
Phoenix, Arizona
February 28, 2014